Filed pursuant to Rule 424(b)(3)
                                                  SEC File No.: 333-129063

PROSPECTUS
----------

                        Prospectus dated November 2, 2005.

                                4,746,511 Shares

                           AquaCell Technologies, Inc.
                                 [Company Logo]


                                  Common Stock

  The selling stockholders identified in this prospectus may offer from time to time an aggregate of up to 4,746,511 shares of AquaCell Technologies, Inc.'s common stock, including 3,163,178 shares underlying common stock purchase warrants. We will not receive any of the proceeds from the sale of shares. We may receive funds of up to $1,787,291 upon the exercise of up to 3,163,178 common stock purchase warrants exercisable at various prices. As of the date of this prospectus 1,589,999 warrants were in the money, which if exercised, would yield proceeds of $782,500 to the Company. One of the Company's directors is a selling stockholder and will be receiving proceeds upon the sale of his shares.

  The selling stockholders may offer their shares through public or private transactions, on or off the American Stock Exchange, at prevailing market prices or at privately negotiated prices.

   Our  common stock trades on the American Stock Exchange under the symbol
"AQA".   On October 12, 2005,  the last  reported  sale price of our common stock on the American Stock Exchange was $.52 per share.

   Investing in our common stock involves risks which are described in the "Risk Factors" section beginning on page 4 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


           The date of this prospectus is November 2, 2005.

                           TABLE OF CONTENTS

                                                                 Page

Where You Can Find More Information ...............................3
Incorporation of Information We File with the SEC .................3
The Company .......................................................4
Risk Factors ......................................................4
Special Note Regarding Forward-looking Statements .................7
Use of Proceeds ...................................................7
Dividend Policy ...................................................7
Selling Stockholders ..............................................8
Plan of Distribution ..............................................9
Description of Capital Stock .....................................10
Indemnification for Securities Act Liabilities ...................13
Legal Matters ....................................................13
Experts ..........................................................13

                          ___________________


     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell our common stock in any jurisdiction except where the offer or sale is permitted.

                  WHERE YOU CAN FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. The Company's SEC File Number is 1-16165.

      We have filed a registration statement on Form S-3 with the SEC covering the common stock offered by this prospectus. We refer you to this registration statement and its exhibits for additional information about us and our common stock. Copies of the registration statement may be obtained at the above referenced SEC offices or on the SEC's web site at www.sec.gov. Our internet address is www.aquacell.com.


           INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to incorporate by reference the information we file with them, which means:

     . Incorporated documents are considered part of the prospectus,

     . We can disclose important information to you by referring you to those documents, and

     .   Information   that   we  file  with  the  SEC  will
         automatically update and supersede this prospectus.

     We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"):

     . Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 filed on October 12, 2005.

      We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all the common stock offered by this prospectus has been sold:

     . Reports filed under Sections 13(a) and (c) of the Exchange Act,

     . Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting, and

     . Any reports filed under the Section 15(d) of the Exchange Act.

      The Company will provide the aforementioned information upon written or oral request.

      You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address and telephone number:

          AquaCell Technologies, Inc.
          Attention: Karen B. Laustsen
          10410 Trademark Street
          Rancho Cucamonga, CA 91730
          (909) 987-0456

                              THE COMPANY

      AquaCell Technologies, Inc. (the "Company") was incorporated in Delaware on March 19, 1997. The Company has two operating subsidiaries, AquaCell Media, Inc., which operates in the out-of-home advertising segment of the advertising industry, and Aquacell Water Inc. (formerly Water Science Technologies, Inc.), which is engaged in the manufacture and sale of products for water filtration and purification, addressing various water treatment applications for municipal, industrial, commercial, and institutional purposes.

      Our AquaCell Media, Inc. subsidiary addresses the out-of-home segment of the advertising industry through the sale of advertising on our patented self-filling water cooler, the Aquacell Bottled Water Cooler System. This business model was launched in 2004, designed to provide us with an on-going revenue model in comparison to selling the coolers, as we had previously done. We install our "billboard" water coolers into retail and other strategic locations free of charge to these locations under five-year contracts, and retain ownership of the cooler. We currently have approximately 1,400 coolers installed in Rite Aid and Duane Reade drug stores, and have test programs underway in CVS, Kmart/Sears and Winn Dixie. Advertisers to date have been CBS Television and Unilever, who reported a 34% sales lift of its advertised Dove Cool Moisture in stores carrying the cooler ads.

      Our Aquacell Water, Inc. subsidiary addresses the municipal, industrial, commercial and institutional sectors of the water treatment and purification industry. We design, manufacture, install and service custom designed turnkey systems that treat from hundreds to millions of gallons of water per day for a variety of applications, including treatment of process water for manufacturing, purification of water for bottling plants and food service, and removal of contaminants from municipal drinking water systems. Our customers range from manufacturers of micro-chips, textiles and food and beverage service, to health care providers, defense contractors and the military. The management team of our Aquacell Water subsidiary has over 50 years combined experience in the water treatment industry.


Corporate Information
---------------------

      The Company was incorporated in Delaware on March 19, 1997. Our principal executive offices are located at 10410 Trademark Street, Rancho Cucamonga, CA 91730 and our telephone number is (909) 987-0456. Our website can be accessed at www.aquacell.com. The reference to our website address does not constitute incorporation by reference of the information contained at the website.


                             RISK FACTORS

      Before you invest in our common stock, you should be aware that there are risks, including those described below which may affect our business, financial condition or results of operations. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

Risks Relating to Our Business
------------------------------

We have incurred substantial operating losses and an accumulated deficit. We expect to continue to have operating losses and a growing accumulated deficit in the future. There is no assurance we will ever achieve profitability.

      Our  business operations have generated operating  losses  since inception of the business in 1997. For the year ended June 30, 2005, our business operations generated net losses of $3,888,000. We had an accumulated deficit of $21,449,000 at June 30, 2005. We expect to continue to generate net operating losses while we continue to expand our marketing efforts. We may not obtain a customer base sufficient to support the costs of our operations.

      We may not become profitable, our cash flow may not become positive at any time in the foreseeable future, or at all, and we may not generate sufficient cash flow from product sales to liquidate liabilities as they become due. In the event that we are unable to liquidate our liabilities, we may delay or eliminate some expenditures and we may scale back our planned operations. Accordingly, we expect to need additional funds to meet our planned obligations, and we will seek to raise such amounts through a variety of options, including future cash from operations, borrowings and proceeds from equity financings. Additional funding may not be available when needed or on terms acceptable to us. In addition, if we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution.

There is a question about our ability to continue as a going concern.

      The report of our independent registered public accounting firm contains a caution that the Company's significant operating losses and working capital deficiency for the annual periods ended June 30, 2004 and June 30, 2005 raise substantial doubt about our ability to continue as a going concern. You are referred to the financial statements and its accompanying notes for a more detailed discussion of this issue.

Our water cooler is new and may not be accepted by our target market. We may not generate increased revenues from sales or advertising.

      Our primary product is based upon a permanently attached plastic bottle with a filtration system. Municipal water passes through the filter to keep the bottle filled. This is a different approach from the conventional replaceable five gallon bottle. Our target customers may not be willing to use our approach which would significantly hinder our growth potential and would negatively affect our business.

We have recently revised our business plan and our new plan may not prove successful. We have limited experience in selling advertising space.

      We have changed our business model from a company that only sells and leases water coolers to one that also places the coolers in retail chains and sells advertising space on the coolers' replaceable band. There is no assurance this new plan will prove successful as we have generated only minimal receivable to date.

The market for bottled water is highly competitive and we compete with large, well established companies. If we are unable to compete effectively, the demand for, or prices of, our products may be reduced.

      The bottled water market is intensely competitive. We may not be able to compete successfully against current or potential competitors and our failure to do so could seriously harm our business, operating results and financial condition.

      We compete directly with large, well-established companies such as Nestle (Perrier), Danone (Evian) and Culligan. These and many of our current and potential competitors have significantly greater financial, selling and marketing, technical, manufacturing and other resources than we have. As a result, these competitors may be able to devote greater resources toward the development, promotion, sale and support of their products than we can. These companies may introduce additional products that compete with ours or enter into strategic relationships to offer complete solutions which we do not currently offer. In addition, we recently introduced our water cooler to the market and we have not had enough experience selling the product to fully assess its competitiveness.

We depend on key personnel and our business prospects may be diminished if we do not retain those personnel.

      Our operations will depend on the efforts of our executive officers, in particular James C. Witham, our Chairman and Chief
Executive Officer, and Karen B. Laustsen, our President, Chief Operating Officer and Secretary. We have entered into five year employment agreements with Mr. Witham and Ms. Laustsen that expire in February, 2006. Given the small size of the Company and the fact that our key personnel perform all administrative and marketing functions for the Company, our business prospects could be diminished if any of these senior management personnel do not continue in their management roles and if we are unable to attract and retain qualified replacements and additional members of management.

We may not be able to effectively manage growth and we may increase our costs without increasing revenues.

     If we successfully implement our business strategy, the resulting growth will place significant demands on our management and internal controls. Management may not be able to effectively direct us through a period of significant growth. In particular, the pursuit of our business strategy will place a significant strain on our managerial, operational and financial resources. We will need to improve our financial and management controls, reporting systems and procedures. We will also need to expand, train and manage our work force and manage multiple relationships with various suppliers, strategic partners and other third parties. We will need to continually expand and upgrade our systems and ensure continued high levels of service, speedy operation and reliability. If we do not effectively manage such growth, our business, results of operations and financial condition may be affected.

Our   quarterly  results  may  fluctuate  and  could  fall  below  the expectations of securities analysts and investors which may affect our stock price.

      We may experience quarterly fluctuations in operating results. Accordingly, results for any one quarter will not necessarily be indicative of the results to be expected for any other quarter or for any year, and comparable sales for any particular future period may decrease. In the future, results of operations may fall below the expectations of public market analysts and investors. In that event, the price of our common stock would likely decrease. Quarterly sales and operating results will depend in part on the volume and timing of orders received and performed within the quarter, which are difficult to forecast. Any significant delay or cancellation of an order could effect our operations in any particular period and as a result, our operating results could prove to be volatile.


Risks Relating to the Offering
------------------------------

Exercise of our outstanding warrants and options and the conversion of our preferred shares may affect the price of our common stock.

     As of October 12, 2005, there were outstanding options to purchase 2,000,500 shares of common stock, outstanding warrants to purchase 9,192,345 shares of common stock and 788,000 outstanding convertible preferred shares. The exercise of the outstanding stock options and warrants and the conversion of preferred shares will dilute the percentage ownership of our stockholders. Any sales in the public market of shares of our common stock underlying the stock options, warrants and preferred shares may adversely affect prevailing market prices for our common stock.

We do not intend to pay cash dividends on our common stock in the future.

      We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid on our common stock in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Payment of future dividends on our common stock, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

We may issue additional shares of stock without your approval, including shares of other series of preferred stock with superior liquidation and other rights that may adversely affect your rights.

       Our certificate of incorporation authorizes our board of directors, without any action by our stockholders, to issue up to 10,000,000 shares of "blank check" preferred stock in one or more series on terms that our board of directors may determine at the time of issuance including 1,870,000 Series "A" and 4,000,000 Series "B" preferred shares already designated. In certain instances, a series of preferred stock could include voting rights, preferences as to dividends and liquidation, conversion and redemption rights senior to our common stock.

We may not satisfy the Amex listing standard and if we fai l to do so, our common stock is subject to delisting.

     The Company may not satisfy the Amex' maintenance requirements in the future and as a result may have its common stock de-listed from the Amex. If the Company fails to maintain its Amex listing, the ability of stockholders to trade their stock in an efficient market would be decreased. In November 2004, we received a notice from the Amex that we do not presently meet its maintenance requirements for continued listing and we were required to submit a plan as to how we intend to meet the exchange's listing requirements. Although we have submitted and are currently in compliance with said plan, we may not be able to remain in compliance in the future.


           SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     When used in this prospectus and in future filings by the Company with the Commission, statements identified by the words "believe", "positioned", "estimate", "project", "target", "continue", "intend", "expect", "future", "anticipates", and similar expressions express management's present belief, expectations or intentions regarding the Company's future performance within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company has no obligations to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.


                            USE OF PROCEEDS

      All of the net proceeds from the sale of the common stock of AquaCell covered by this prospectus will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from the sales of the common stock. AquaCell receives funds only upon warrant conversions and not from the sale of the shares offered by the selling stockholders. The warrants held by the selling stockholders are exercisable at various prices ranging from $0.40 to $0.75. If all warrants are exercised, AquaCell will receive proceeds of $1,787,291 which would be used for general corporate purposes. As of the date of this prospectus 1,589,999 warrants were in the money, which if exercised, would yield proceeds of $782,500 to the Company.


                            DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock and we currently expect to retain future earnings, if any, to support operations and to finance the growth and development of our business. Consequently, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

      The outstanding Series A preferred stock pays an 8% annual dividend, payable in quarterly installments until such time as the preferred shares are converted into common shares.

      The outstanding Series B preferred stock pays an $0.08 per share annual dividend, payable in cash.

                         SELLING STOCKHOLDERS

      Pursuant to provisions of warrants issued to certain of the selling stockholders, we agreed to register the common shares to be issued upon exercise of warrants held by these stockholders. We have agreed to keep the registration statement effective for two years, or until all of the registered shares are sold, whichever comes first. Our registration of the common stock held by the selling stockholders and the shares issuable upon exercise of warrants held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of their shares.

      The prospectus covers the offer and sale by each selling stockholder of common stock owned by the selling stockholder. Set forth below are (i) the names of each selling stockholder, (ii) the nature of any position, office or other material relationship that the selling stockholder has had within the past three years with us, (iii) the number of shares of common stock and (if one percent or more) the percentage of common stock beneficially owned as of October 12, 2005 by each selling stockholder to the Company's best knowledge, (iv) the number of shares that may be offered and sold by or on behalf of each selling stockholder hereunder, and (v) the amount and (if one percent or more) the percentage of common stock to be owned by each selling stockholder upon the completion of the offering if all shares offered by such selling stockholder are sold. As of the date of this prospectus 9,192,345 warrants are outstanding and the shares underlying 3,163,178 of those warrants are being registered in this offering. Any or all of the shares listed below under the heading
"Shares to be Sold" may be offered for sale by or on behalf of the selling stockholder.

                                            Shares                         Shares
                                         Beneficially                   Beneficially
                                        Owned Prior to                   Owned After
                                         the Offering                   the Offering
                                      ------------------             ------------------
                                                          Shares to
Selling Stockholders                    Number   Percent   be Sold     Number   Percent
----------------------------          ---------- -------  ---------  ---------- -------

R. Cimini & Associates (1)                50,000   *         50,000        -0-     *

The Lewis Group (2)                       50,000   *         50,000        -0-     *

Charles Gargano                          325,000  1.4 %     250,000     75,000     *

Glenn Bergenfield (3)                    796,700  3.5 %      25,000    771,700    3.4 %

Henry Smith, Jr.                         225,000   *        225,000        -0-     *

Timothy Sharpe                           225,000   *        225,000        -0-     *

Elizabeth James                          964,000  4.3 %     450,000    514,000    2.3 %

Darren Schulman                          889,000  3.9 %     450,000    439,000    1.9 %

Platinum Partners Value (4)              999,999  4.4 %     999,999        -0-     *

Leonard  Bellezza                        633,334  2.8 %     300,000    333,334    1.5 %

Brighton Capital, Ltd. (5)               697,561  3.1 %      13,333    684,228    3.0 %

TCMP3 Partners, LP (6)                   100,700   *        100,700        -0-     *

Gemini Investment (7)                    100,000   *        100,000        -0-     *

Provident Premier Master Fund (8)        150,000   *        150,000        -0-     *

Truk Opportunity Fund (9)                 60,000   *         60,000        -0-     *

AS Capital Partners, LLC (10)            194,146   *        194,146        -0-     *

OTAPE Investments, LLC (11)              670,000  3.0 %     670,000        -0-     *

WEC Partners (12)                         33,333   *         33,333        -0-     *

Victor Giamanco                          133,334   *        133,334        -0-     *

Christian Giamanco                       133,334   *        133,334        -0-     *

Joseph Giamanco, Jr.                     133,332   *        133,332        -0-     *
                                      ----------          ---------  ----------
                         TOTAL         7,563,773          4,746,511   2,817,262

 *  Less than 1%

(1) Robert Cimini has sole voting and investment control over the shares held by R. Cimini & Associates. Mr. Cimini disclaims beneficial ownership of the securities held by R. Cimini & Associates.

(2) Richard Lewis has sole voting and investment control over the shares held by The Lewis Group. Mr. Lewis disclaims beneficial ownership of the securities held by The Lewis Group.

(3)   Mr. Bergenfield is a Company director.

(4) Mark Nordlicht has sole voting and investment control over the shares held by Platinum Partners Value. Mr. Nordlicht disclaims beneficial ownership of the securities held by Platinum Partners Value.

(5) Jeffrey Wolin has sole voting and investment control over the shares held by Brighton Capital Ltd. Mr. Wolin disclaims beneficial ownership of the securities held by Brighton Capital Ltd.

(6) Steven Slawson and Walter Schenker have voting and investment control over the shares held by TCMP3 Partners, LP. Messrs.
      Slawson and Schenker disclaim beneficial ownership of the securities held by TCMP3 Partners, LP.

(7) The Investment Manager of Gemini Master Fund, Ltd. is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Mr. Steven W. Winters and Mr. Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares.

(8) The Investment Advisor to Provident Premier Master Fund, Ltd. is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Mr. Steven W. Winters and Mr. Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares.

(9) Michael E. Fein and Stephen E. Saltstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.

(10) Michael Coughlin has sole voting and investment control over the shares held by AS Capital Partners, LLC. Mr. Coughlin disclaims beneficial ownership of the securities held by AS Capital
      Partners, LLC.

(11) Ira M. Leventhal has sole voting and investment control over the shares held by OTAPE Investments, LLC. Mr. Leventhal disclaims beneficial ownership of the securities held by OTAPE Investments, LLC.

(12) Ethan Benovitz, Jaime Hartman and Daniel Saks exercise investment and voting control over the securities owned by WEC Partners. Messrs. Benovitz, Hartman, and Saks disclaim beneficial ownership of the securities owned by WEC Partners.


                         PLAN OF DISTRIBUTION

      We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

     .   on the American Stock Exchange,
     .   in privately negotiated transactions,
     .   through put or call options  transactions  relating
         to the shares,
     .   through short sales of shares, or
     .   a combination of such methods of sale.

      The selling stockholders may sell their shares at prevailing market prices, or at privately negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have not entered into any agreements, understanding or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. The selling stockholders may be deemed underwriters. To the extent any successor selling stockholder wishes to sell under this prospectus, the Company will file a prospectus supplement identifying such successor.

     The selling stockholders may offer and sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares.

      We have agreed to indemnify certain selling stockholders against
certain   liabilities,  including  liabilities   arising   under   the
Securities Act.

      Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such rule.


                     DESCRIPTION OF CAPITAL STOCK

General
-------

     Our authorized capital stock consists of 50 million shares of capital stock, par value $0.001 per share. Currently 40 million of such shares of capital stock are classified as Common Stock and 10 million are classified as Preferred Stock. On October 12, 2005, 22,638,643 shares of our common stock were outstanding and held by 140 stockholders of record and the Company believes approximately 1,200 holders in the float. Our Restated Certificate of Incorporation authorizes the Board to classify any of the unissued shares of authorized Preferred Stock into one or more different classes or series of Preferred Stock which may be issued from time to time with such distinctive designations, rights and preferences as may be determined by the Board. We may issue Preferred Stock for possible future financings of acquisitions or for general corporate purposes without any legal requirement that further stockholder authorization for such issuance be obtained. The issuance of Preferred Stock could have the effect of making an attempt to gain control of us more difficult by means of a merger, tender offer, proxy contest or otherwise. Preferred Stock, if issued, could have a preference on dividend payments which could affect our ability to make dividend distributions to the holders of our Common Stock.


Common Stock
------------

     Dividends. Holders of our Common Stock will be entitled to dividends declared and payable at such times and in such amounts as the Board will from time to time determine out of funds legally available therefore. The rights of holders of our Common Stock to receive dividends will be subject and subordinate to the rights of any future holders of Preferred Stock as may be authorized by us.

     Liquidation. Upon our liquidation, dissolution or winding up (either voluntary or involuntary), after payment of liabilities, any future holders of classes of our Preferred Stock or other senior stock, as may be authorized by us, will be entitled to receive the payment of all liquidation and other preference amounts; the holders of our Common Stock will be entitled to receive our remaining assets available for distribution to our stockholders pro rata according to the number of shares held. The following shall not constitute a liquidation, dissolution or winding up for the foregoing purposes:

     . our consolidation or merger with or into another corporation;
     . a merger of any other corporation with or into us or
     . the sale of all or substantially all of our property or business (other than in connection with a winding up of our business).

     Voting. Each holder of our Common Stock is entitled to one vote for each share held of record on each matter submitted to vote of holders of our Common Stock.

     Other Rights. There are no preemptive or other subscription conversion, redemption or sinking fund rights or provisions with respect to shares of our Common Stock. We hold annual stockholder meetings, and special meetings may be called by the President or Secretary or holders of at least 20% of the total voting power of all outstanding share of our capital stock then entitled to vote or a majority of the Board. Our Restated Certificate of Incorporation may be amended in accordance with the Delaware General Corporation Law, subject to certain limitations set forth therein.

Outstanding Options and Warrants
--------------------------------

     As of October 12, 2005, up to 11,192,845 shares of Common Stock are issuable pursuant to outstanding options and warrants as follows:

     . 2,000,500 shares of Common Stock are issuable, in connection with outstanding options, at a weighted average exercise price of $0.78. These options range in price from $0.37 to $1.45 and approximately 81% of them are not in the money as of the date of this prospectus.

     . 9,192,345 shares of Common Stock are issuable, in connection with outstanding warrants, at a weighted average exercise price of $1.37. These warrants range in price from $0.01 to $8.25 and approximately 84% of them are not in the money as of the date of this prospectus.


Series A Preferred Stock
------------------------

     Our Board has designated 1,870,000 shares of our preferred stock as Series A Preferred Stock, 1,185,000 shares of which were issued to private placement investors in April and May, 2003, of which 1,115,000 shares have been converted to common stock as of October 12, 2005.

     Dividends.   The series A preferred stock will  pay  a  dividend,
payable  quarterly,  at  the  rate  of  8% per annum.   Dividends will
cumulate if not paid.

     Liquidation Preference. The series A preferred stock will have priority over common stock in the event of liquidation equal to its stated value, plus accrued and unpaid dividends.

     Voluntary Conversion. Each share of the series A preferred stock will be convertible, at the option of the holder, into one share of common stock (subject to standard adjustments for stock splits and dividends).

     Mandatory Conversion. Each share of the series A preferred stock automatically converts into common stock if (i) the closing price of the common stock is at least $1.89 per share (subject to standard adjustments for stocks, splits and dividends) for 20 consecutive trading days and (ii) either (a) at least one year has passed since the issuance of the preferred stock or (b) a registration statement registering the resale of the common stock issuable upon conversion has been declared effective by the SEC and the related prospectus remains current.

     Voting.   Holders of the series A preferred stock will  not  have
voting rights until their shares are converted into common stock, except as required by Delaware Law.

     Seniority.   We  may  establish other series of  preferred  stock
senior to or parri passu with the series A preferred stock.


Series B Preferred Stock
------------------------

     Our Board has designated 4,000,000 shares of our preferred stock as Series B Preferred Stock 918,000 shares of which are outstanding as of October 12, 2005.

     Dividends.   The  series  B  preferred  stock  will  pay  a  cash
dividend, at the rate of $0.08 per share per annum.

     Liquidation Preference. The series B preferred stock will have priority over common stock in the event of liquidation equal to its stated value, plus accrued and unpaid dividends.

     Conversion. Each share of the series B preferred stock will be convertible, at the option of the holder, into one share of common stock (subject to standard adjustments for stock splits and dividends) at any time upon written demand of the holder within the first year. After one year, any outstanding Preferred B shares shall automatically convert into common stock.

     Voting. Holders of the series B preferred stock will not have voting rights until their shares are converted into common stock, except as required by Delaware Law.

     Seniority. We may establish other series of preferred stock senior to or parri passu with the series B preferred stock.


Delaware   Law   and  Certain  Charter  and  By-Law   Provisions   and
----------------------------------------------------------------------
Antitakeover Effects
--------------------

      Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law, which prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly held Delaware corporation for three years following the date such person became an interested stockholder, unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions); or (iii) following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by affirmative vote of the holders of 66% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder. The provisions of Section 203 could have the effect of delaying, deferring or preventing a change of control.

       Certificate of Incorporation and Bylaws. Our restated certificate of incorporation provides for the division of the board of directors into three classes with staggered three-year terms. These provisions result in an increase in the time required for stockholders to change the composition of the board, and consequently may impede a change of control.

Transfer Agent, Warrant Agent and Registrar
-------------------------------------------

     The  transfer  agent  and   registrar  for  our  common  stock is
Continental Stock Transfer and Trust Company, New York, New York.

             INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Our articles of incorporation provide that we will indemnify our officers, directors and other eligible persons to the fullest extent permitted under the laws of the state of Delaware. We have also entered into indemnification agreements with each of our current directors and executive officers which will provide for indemnification of, and advancement of expenses to, such persons for expenses and liability incurred by them by reason of the fact that they are or were a director, officer, or stockholder of the Company.


                             LEGAL MATTERS

     The validity of the common stock offered with this prospectus has been passed upon for AquaCell Technologies, Inc. by Harold W. Paul, LLC, Westport, Connecticut.


                                EXPERTS

     Our consolidated financial statements as of June 30, 2005 and for each of the two fiscal years in the period ended June 30, 2005, which are incorporated by reference herein from our Annual Report on Form 10-KSB for the year ended June 30, 2004 have been audited by Wolinetz, Lafazan & Company, PC, independent registered public accounting firm, as stated in their report, which is also incorporated by reference herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

----------------------------------------------------------------------

                      AquaCell Technologies, Inc.
                            [Company Logo]





                             Common Stock
                             ------------





                          P R O S P E C T U S








                            November 2, 2005

----------------------------------------------------------------------